October 24, 2019
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Staff Accountant

Re:	Zuora, Inc.
Form 10-K for Fiscal Period Ended January 31, 2019
Filed April 18, 2019
File No. 001-38451

Ladies and Gentlemen:

In your letter dated October 17, 2019 (the “Staff Comment Letter”), you requested that Zuora, Inc. (the “Company”) respond to your comments within ten business days (the “Initial Response Date”) or advise when it would provide a response.

Per our telephone conversation on October 23, 2019, on behalf of the Company, we advised that due to the proximity of the receipt of the Staff Comment Letter and the Initial Response Date to the Company’s quarter end review process and the filing of its Form 10-Q for the quarterly period ended October 31, 2019, the Company confirms that it will file a response by November 14, 2019.

Thank you for your consideration. Please do not hesitate to contact me at (650) 335-7613 if you have any questions.

Securities and Exchange Commission
October 24, 2019

Sincerely,

/s/ Ran D. Ben-Tzur
Ran D. Ben-Tzur
cc:

Tien Tzuo, Chairman of the Board of Directors and Chief Executive Officer
Tyler R. Sloat, Chief Financial Officer
Jennifer W. Pileggi, Senior Vice President, General Counsel, and Secretary
Zuora, Inc.

Gordon K. Davidson, Esq.
Fenwick & West LLP